UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company

CNPJ (Corporate Taxpayer’s ID)
#60.746.948/0001-12

Notice to the Market

Banco Bradesco S.A. (“Bradesco”), through its undersigned Investor Relations Officer, in response to the Official Letter No. 171/2015/CVM/SEP/GEA-1 received on June 3, 2015 (Attachment), which calls for manifestation of Bradesco on the news published on the same date in the newspaper "O Estado de São Paulo", regarding the acquisition of Banco HSBC Brasil, explained to its shareholders and the general public that it is continually reviewing opportunities for operations that are aligned with its growth strategy.

Bradesco also informs that it is unaware of the sources of the information published in the newspaper.

In accordance with the applicable legislation, notably the CVM Instruction No. 358/2002, any relevant facts relating to the activities or operations of Bradesco will be duly informed to the market.

Cidade de Deus, Osasco, SP, June 5, 2015.

Faithfully,

Banco Bradesco S.A.

Luiz Carlos Angelotti

Managing Officer and

Investor Relations Officer

A T T A C H M E N T

Official Letter No. 171/2015/CVM/SEP/GEA-1

Rio de Janeiro, June 3, 2015

To Mr.

Luiz Carlos Angelotti

Investor Relations Officer of

BANCO BRADESCO S.A.

Núcleo Cidade de Deus - Prédio Vermelho, 4º andar - Vila Yara

Osasco – SP

CEP: 06029-900

Fax: (11) 3684-4630 /Phone: (11) 3681-4011

E-mail: 4000.diretoria@bradesco.com.br

c/c: gre@bvmf.com.br

SUBJECT:      Request for Clarifications on News Article

Mr. Officer,

1.                                          In reference to news article published on June 3, 2015, in the newspaper O ESTADO DE SÃO PAULO, under the heading "Bradesco is willing to pay up to R$ 10 billion to acquire HSBC Brasil", in which are set, respectively, among other information:

 “Bradesco can pay up to R$ 10 billion to acquire HSBC in Brazil, surpassing the appetite of Itaú Unibanco and Santander, according to sources heard by  ‘Broadcast’, real-time service of “Agência Estado’. The three banks sent proposals, about two weeks ago, within the range suggested by Goldman Sachs, advisor to the operation, from R$ 8 billion to R$ 12 billion, and moved to the next phase of the dispute for the asset.

By offering the highest bid, Bradesco raises as favorite to take the asset. Santander, which needs to accelerate its expansion in the Country to have more scale, was close and would have, according to sources, offered between R$ 9 billion and R$ 10 billion. Itaú, according to the same sources, would have offered R$ 8 billion, the minimum amount estimated.

Next week, according to a market executive, begin the presentations with the three banks that were for the final phase of the dispute. Despite the great interest of foreigners entering Brazil, especially the Chinese, none passed to this step. Whoever wins will go to the end to negotiate the HSBC Brasil with exclusivity, when the process of due diligence occurs (investigation and auditing of information).

At stake are around R$ 168 billion in assets and a net equity of R$ 9.732 billion. According to executives with knowledge in the subject, especially the price will weigh in the negotiations. Sources believe that the moment HSBC Brasil is facing, with negative profitability and the need for adjustments in its retail operation, tends to push the value down. There is also the unknown of who will bear the costs of layoffs that usually occur in M&A (merger and acquisition, initials in English).

For Bradesco, acquiring the asset means eliminating the distance of assets raised relative to its main competitor, Itaú, since its merging with Unibanco. If the purchase is complete, considering data from the first quarter, it would surpass R$ 1.2 trillion in assets, close to the R$ 1.295 trillion of Itaú at the end of March. “I think Bradesco is more likely because it would be very difficult to HSBC Brasil accept the proposal of a competitor in other countries”, says a source.

Obstacles. A foreign bank analyst warns, however, that the spending that Bradesco would have to straighten HSBC in Brasil as closure and repagination of the branches, since many overlap, and costs with the resignation of people make the deal less attractive. In addition, there is still, as he said, the risk of losing customers because many of them have account in Brazil in order to transact funds to accounts in other countries.

To Santander, according to market sources, it would make more sense to purchase HSBC Brasil once overlapping physical network would be smaller and the bank wants to accelerate its growth in the Country. From that angle, the acquisition of another bank would make more sense. The Spanish bank arrived in Brazil in 1982 and the ace in the hole around here was in November 2000 when it paid R$ 7.5 billion for Banespa. After that it bought ABN AMRO, which in turn had already consolidated Real, Sudameris and América do Sul.

A T T A C H M E N T

Process. In addition to the three major local banks, foreigners and even the BTG Pactual would have looked at the numbers of HSBC Brasil. It is expected that the sale process is completed, according to sources, in August.

About two weeks ago, HSBC has admitted, for the first time since the start of the rumors, that it evaluated strategic options, including the sale of its Brazilian unit. Such confirmation occurred after both Santander and Itaú Unibanco confirmed that they were studying to make a proposal by the asset. After being sought, Bradesco, Itaú, Santander and HSBC had no comment.”

2.                                          In this regard, we ask your manifestation about the veracity of the statements published in the news article and, if confirmed, to clarify the reasons why the Company has understood that it is not considered a Material Fact pursuant to CVM Instruction No. 358/2002.

3.                                          Such manifestation must occur through the Empresa.NET System, category: Notice to the Market, type: Clarifications on CVM/BOVESPA Requests, subject: News Published in the Media, which shall include the transcript of this official letter.

4.                                          We emphasize that, in accordance with article 3 of CVM Instruction No. 358/02, it is incumbent on the Investor Relations Officer to disclose and communicate CVM and, if appropriate, the stock exchange and over-the-counter market entity where the securities issued by the company are admitted to trading, any material act or fact occurred or related to its businesses, as well as to ensure its wide and immediate dissemination at the same time in all the markets where such securities are admitted to trading.

5.                                          We still remind you of the obligation set forth in the sole paragraph of art. 4 of CVM Instruction No. 358/02, of inquiring the managers and controlling shareholders of the Company, in order to ascertain whether these would have knowledge of information that should be disclosed to the market.

6.                                          Finally, we clarify that the CVM understands that, in the event of information leakage or if the papers issued by the company move atypically, the fact must be immediately released, even if the information relates to operations under negotiation (not completed), initial agreements, feasibility studies or even the mere intention of conducting of business (OFFICIAL LETER/CVM/SEP/ Nº 02/2015).

7.                                          We bring to your mind that, for proper legal purposes, the non-compliance with the information request, within 1 business day shall subject the Company, based on item II, of article 9, of Law No 6,385/1976, and article 7, combined with article 9, of CVM Instruction No. 452/2007, to application of coercive fine, in the amount of R$1,000.00 (one thousand reais).

                         Sincerely,

Josimar Malheiros de Souza Júnior	Fernando Soares Vieira
Company Monitoring Manager 1 In-office	Companies Relations Superintendent

CJP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 5, 2015

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.